UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No.  )

Turnstone Biologics Corp.

(Name of Subject Company)

Turnstone Biologics Corp.

(Name of Persons Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

90042W100

(CUSIP Number of Class of Securities)

Sammy Farah, M.B.A., Ph.D.

President and Chief Executive Officer

Turnstone Biologics Corp.

9310 Athena Circle, Suite 300

La Jolla, California 92037

(347) 897-5988

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With a copy to:

Divakar Gupta

Rama Padmanabhan

Courtney Tygesson

Cooley LLP

55 Hudson Yards

New York, New York 10001

(212) 479-6000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of the following communication related to the proposed acquisition of Turnstone Biologics Corp., a Delaware corporation (the “Company”), pursuant to the terms of an Agreement and Plan of Merger, dated as of June 26, 2025, by and among the Company, XOMA Royalty Corporation, a Nevada corporation (“XOMA”), and XRA 3 Corp., a Delaware corporation and a wholly-owned subsidiary of XOMA:

•	Press Release of Turnstone Biologics Corp. dated June 27, 2025 (Exhibit 99.1)